John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

November 25, 2025

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549
Re:	Mega Matrix Inc.

Registration Statement on Form F-3

Filed September 4, 2025

File No. 333-290026

Dear Sir/Madam:

On behalf of Mega Matrix Inc. (the “Company”), we are responding to the Staff’s comment letter dated September 30, 2025, related to the above referenced Registration Statement on Form F-3.

For ease of reference, we have copied the Staff’s comment in italics as indicated below with the Company’s response.

Registration Statement on Form F-3
Our Company

Overview, page 1

1.	We note your disclosure that you have already launched your treasury reserve asset strategy using Ethena governance tokens ("ENA") as well as your disclosed existing holdings of 40 ETH and 12 BTC. Please expand your disclosure to describe whether you plan on integrating cryptocurrencies into your FlexTV operations. If so, please revise to state how you plan to treat the cryptocurrency received in connection with business operations, including, if applicable, how you plan on using digital assets to support your streaming customers. Lastly, please make corresponding changes to your Risk Factors, as appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not, and will not, have any plans to integrate cryptocurrencies into its FlexTV operations. The Company does not intend to accept digital assets as payment for FlexTV services, or otherwise incorporate cryptocurrency into its streaming business model.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

November 25, 2025

2.	We note your disclosure that as part of your Digital Asset treasury strategy, you will have significant investments in ENA, BTC, ETH, and other Digital Assets. Please expand your disclosure to:

●	Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.

●	Quantify the amount of Digital Assets the company intends to acquire and hold, and in what proportions. If the company has not yet identified all of the Digital Assets, disclose when and how the company plans to identify the particular Digital Assets it expects to acquire and hold. As appropriate, please also update your use of proceeds disclosure accordingly.

●	Provide a discussion of “tokenomics” discussing the past and current supply of the Digital Assets you hold or intend to acquire and hold, how they are created, any burn mechanism, the amount locked up and the related unlocking schedule, and any inflationary or deflationary mechanisms.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement to provide expanded disclosure regarding its Digital Asset Treasury reserve strategy and related digital asset holdings. Specifically, the Company has updated its disclosure beginning on page 1 and in the following sections: “Our Company – Overview – Our Business – Digital Asset Treasury Reserve Strategy,” “Our Company – Overview – Our Business – Our Digital Assets Holdings,” “Our Company – Overview – Our Business – Overview of Bitcoin and the Bitcoin Ecosystem,” “Our Company – Overview – Our Business – Overview of Ethereum and the Ethereum Ecosystem,” “Our Company – Overview – Our Business – Overview of ENA (Ethena Governance Token),” and “Our Company – Overview – Our Business – Overview of USDe (Ethena Synthetic Dollar).”

3.	Please identify the third-party advisors, if any, involved in the execution of your ENA treasury strategy, how you determined to retain or engage with them, and describe their various roles and material terms of your arrangements with them. In addition, please disclose whether you will be relying on third-parties to hold ENAs or any other digital assets you hold or intend to hold in the future, such as Bitcoin. In this regard, we note a reference to your intent to use "established custodians, including Anchorage and Cactus Wallet," however it is not clear if you currently use such custodians.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it did not engage any third-party advisors in connection with the execution of its ENA treasury strategy. The Company currently uses A1 Ltd (Anchorage Digital principal trading services offered through A1 Ltd.) and Cactus (a Matrixport Group subsidiary) as custodians for its ENA and other digital assets, including Bitcoin, under standard non-material custody arrangements, and the relevant agreements have been filed with this Registration Statement.

4.	We note your disclosure that you may engage in staking, re-staking or other permitted activities that involve the use of smart contracts or decentralized applications as part of your treasury management strategy. Please revise to:

●	Describe the material aspects of your plans to stake digital assets that you hold.

●	Disclose your policies and procedures regarding your staking plans. For example, state how much of your digital assets you intend to stake, and explain how your agreement with any staking provider will operate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not staked any digital assets to date and does not currently have any specific plans to stake its digital assets. The Company will file a Form 6-K to make updates regarding any staking plans it may adopt in the future and will incorporate such Form 6-K by reference into the registration statement on Form F-3, as appropriate.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

November 25, 2025

5.	You state that as of the date hereof you hold 40 ETH and, as of June 25, 2025, you held 12 BTC. Confirm whether these amounts continue to represent all of your current Digital Asset holdings. Clarify how you used the proceeds of the offering you closed on July 24, 2025, the proceeds of which you disclose "will provide a solid capital foundation for [y]our digital asset treasury strategy."

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as of October 12, 2025, it held 8,916,805 ENA tokens and 25 BTC. These amounts represent all of the Company’s current digital asset holdings. From the proceeds of the offering closed on July 24, 2025, the Company allocated approximately $6.06 million to its Digital Asset Treasury strategy, of which approximately $4.56 million was used to acquire 5,203,582.24 ENA tokens and approximately $1.5 million was used to acquire 13 BTC. The Company has updated the disclosure accordingly on page 10 of the Registration Statement.

Digital Assets have historically experienced, and are expected to continue to experience, high price volatility..., page 13

6.	Please revise to include quantitative examples of the historic prices for the Digital Assets that you plan to acquire.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 5 of the Registration Statement to include quantitative examples of historical prices for ENA and BTC, which the Company has acquired and may continue to acquire as part of its Digital Asset Treasury strategy.

Risk Factors

Risks Related to our Digital Assets Treasury Reserve Strategy and Staking, page 13

7.	We note your risk factor disclosure that addresses the novelty of digital assets and the resulting risks, including commercial and technical uncertainty. There or in a new risk factor, please revise to enhance your disclosure by describing any material financing, liquidity, or other risks you face related to the impact that a crypto asset market disruption may have, directly or indirectly, on the value of ENA (including the staked version) or other digital assets you hold or intend to hold.

Response: In response to the Staff’s comments, the disclosure on page 21 has been revised.

8.	We note your disclosure that the Company will safeguard its Digital Assets using custodians, including Anchorage and Cactus Wallet. Please revise to identify your custodians and disclose the material terms of your custody arrangements. Please also file your agreement(s) as exhibits to your registration statement if material. In addition, please revise to disclose the scope and limitations of the insurance coverage that your custodians provide and discuss whether coverage is shared by other custody customers, and whether that could result in the coverage being insufficient to compensate you for losses.

Response: In response to the Staff’s comments, the disclosure on page 7 and 8 has been revised to identify the Company’s custodians, and to disclose the material terms of the custody arrangements and scope and limitations of the insurance coverage, a copy of the custody agreements have been included as an exhibit.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

November 25, 2025

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

JPY:dh

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com